Fortune Brands
Home & Security, Inc.
520 Lake Cook Road
Suite 300
Deerfield, IL 60015-5611
847-484-4400 TEL

June 10, 2020

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fortune Brands Home & Security, Inc.

Form 10-K for the year ended December 31, 2019

Filed February 26, 2020

File No. 001-35166

Dear Division of Corporation Finance, Office of Real Estate & Construction:

Fortune Brands Home & Security, Inc. (the “Company”) respectfully submits the following response to a letter dated June 1, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Commission on February 26, 2020.

For convenience, the Staff’s comment is repeated below, followed by the Company’s response.

Item 8. Financial Statements and Supplementary Data

6. Goodwill and Identifiable Intangible Assets, page 41

1.

We note you calculated the fair value of certain trade names in 2019 and 2018 for your impairment evaluation. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets. Please refer to ASC 820-10-50-2(bbb).

Response:

The Company’s 2019 Form 10-K significant accounting policies footnote disclosure states that the Company calculates the fair value of indefinite-lived tradenames using the relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life.

During the years ended December 31, 2019 and 2018, the Company identified that three of its indefinite-lived tradenames were impaired. Within the goodwill and identifiable intangible assets footnote disclosure, the Company qualitatively discusses the circumstances which led to declines in fair value, the significant inputs to the fair value calculations and the basis on which those inputs were determined. The significant unobservable inputs disclosed in the footnote include forecasted revenue growth rates for the tradename, the assumed royalty rate, and a market-participant discount rate that reflects the level of risk associated with the tradenames’ future revenues and profitability.

The Company concluded that additional quantitative disclosure of the selected inputs was not required because the fair value measurements were considered immaterial to the Company’s overall consolidated financial statements (carrying value of impaired tradenames after impairment charges were less than 2% of 2019 total assets and less than 3% of 2018 total assets). As such, we consider the qualitative disclosures surrounding the valuation technique and relevant inputs in addition to the facts and circumstances leading to the impairment charges provided in our 2019 10-K to be adequate.

Notwithstanding the above, based on the Staff’s comment, in future filings beginning with our Form 10-Q for the period ending June 30, 2020, including prior year periods presented for comparative purposes, the Company will include quantitative information about significant unobservable inputs (level 3) used in the fair value measurement of intangible assets pursuant to ASC 820-10-50-2(bbb). The proposed disclosure will be in a substantially similar format as the following, which pertains to the tradenames measured at fair value during 2019 and 2018:

	2019			2018
Unobservable Input	Minimum	Maximum	Weighted Average[1]	Minimum	Maximum	Weighted Average[1]
Discount Rate	13.0%	13.5%	13.3%	12.6%	14.0%	13.0%
Royalty Rate²	3.0%	4.0%	3.3%	3.0%	3.5%	3.1%
Long-term revenue growth rate³	3.0%	3.0%	3.0%	2.0%	3.0%	2.7%

[1]	Weighted by relative fair value of the impaired tradenames.
[2]	Represents estimated percentage of sales a market-participant would pay to license the impaired tradenames.
[3]	Selected long-term revenue growth rate within 10-year projection period of the impaired tradenames.

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Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 847-484-4215, or, in my absence, Robert Biggart, Senior Vice President, General Counsel and Secretary, at 847-484-4443.

Sincerely,

/s/ Patrick D. Hallinan
Patrick D. Hallinan
Senior Vice President and Chief Financial Officer

cc:	Robert Biggart

Senior Vice President, General Counsel and Secretary